SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 16, 2002

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Repsol YPF Highlights

2.	Results

3.	Implications of the Argentina situation

4.	Financial Profile

FINANCIAL ANALYSIS

Financial Office
December 2002

INDEX

Repsol YPF Highlights

Results

Implications of the Argentina situation

Financial Profile

Repsol YPF Highlights

	% Of Total Assets (*)	Reserves (MM boe)	Production (Boe / d)	Sales	Refining Capacity (Boe / d)	No Service Stations

E & P	42	5,606	1,015,000

R & M	29				1,176,000	6,636

CHEMICALS	5			3,375 (kTm)

GAS & POWER	23			244,516 (Mte)

Results

	3rd Quarter 2001	3rd Quarter 2002	Jan-Sep 2001	Jan-Sep 2002

OPERATING INCOME	1.234	712	4.154	2.445

OPERATING CASH-FLOW	1.999	1.362	6.399	4.471

NET INCOME	432	461	1.677	1.763

NET CASH-FLOW	1.412	1.150	4.513	3.571

Million euros

	3rd Quarter 2001	3rd Quarter 2002	Jan-Sep 2001	Jan-Sep 2002

OPERATING INCOME
Exploration & Production	717	505	2.253	1.196
Refining & Marketing & LPG	346	135	1.173	604
Chemicals	(13)	44	(5)	93
Natural Gas & Electricity	197	53	773	579
Other	(13)	(25)	(40)	(27)
TOTAL OPERATING INCOME	1.234	712	4.154	2.445
FINANCIAL EXPENSES	(323)	(25)	(898)	(660)
GOODWILL AMORTIZATION	(76)	(53)	(228)	(175)
PARTICIPATION IN AFFILIATES’ EARNINGS	18	(11)	30	(55)
EXTRAORDINARY RESULTS	(22)	(25)	79	1.067
EARNINGS BEFORE TAXES & MINORITIES	831	598	3.137	2.622
TAXES	(283)	(79)	(1.067)	(524)
MINORITY INTERESTS	(116)	(58)	(393)	(335)
NET INCOME	432	461	1.677	1.763

Million euros

	3rd Quarter 2001	3rd Quarter 2002	Jan-Sep 2001	Jan-Sep 2002

Average debt	(19.021)	(9.084)	(19.206)	(12.856)

Interest rates	(5,76%)	(5,61%)	(6,41%)	(5,58%)

Net interest expenses	(280)	(144)	(934)	(543)

Capitalized interest	12	5	59	26

Net interest in financial expenses	(268)	(139)	(875)	(517)

Current exchange rate differences	(42)	25	(21)	19

Provisions due to Argentine situation	-	76	-	(162)

Other financial revenues / expenses	(13)	13	(2)	-

Financial expenses	(323)	(25)	(898)	(660)

Million euros				8

	3rd Quarter 2002	Jan-Sep 2002

SOURCES OF FOUNDS
Net Cash-Flow	1.150	3.571
Divestments	53	2.751

TOTAL	1.203	6.322

APPLICATION OF FOUNDS
CAPEX	531	1.853
Dividends (incl. Preferred)	89	475
Variation on commercial working capital and other	307	827

TOTAL	927	3.155

FREE CASH FLOW (1)	276	3.167

(1) Included divestments, dividends and other.

Million euros

• Weak global economic situation • Ongoing crisis in Argentina • Lower refining and marketing margins • Higher crude oil prices than in 3Q01. • Stronger Euro versus US$	• Net Cash flow • Operating income • Net Debt Reduction	3,571 M€ 2,445 M€ 7,816 M€

Millones €

4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
4.154
386
128
516
634
554
509
2.445
Sept.01
Consolidation of 24% of Gas Natural
Other Adjustments
Oil&Gas Prices
Refining Margins
Argentinian Crisis
Other Effects
Sept.02

Implications of the Argentina situation

**DEVALUATION:**

- Reduction OPEX
- Lower CAPEX
- Local price pass-through

**EXPORT TAXES**

Argentina

**CAPITAL CONTROL PROCEEDS:**

- Free availability 70% export proceeds

REGULATION	2nd Q	3rd Q	DATE APPLICATION

CAPITAL CONTROLS	Free availability 70% export proceeds	Free availability 70% export proceeds

CRUDE EXPORT TAX	20%	20%	From March 1st. Max. 5 years

GASOLINE EXPORT TAX	5%	0%	July 4th.

DIESEL EXPORT TAX	20%	5%	August 1St

LPG EXPORT TAX	20%	5%	June 1st

OTHER OIL PRODUCTS	5%	5%	From March 1st

REFINED PRODUCTS PRICES	Free	Free

GAS PRICES	Exports: Free Rest: Under negotiation	Exports: Free Rest: Under negotiation	Under revision.

NATURAL GAS EXPORT TAX	0%	0%

CRUDE EXPORT LIMITS	36%	0%	Lifted from July 29th

MONTHLY INFLATION AND EXCHANGE RATE IN ARGENTINA (January-October 2002)

Monthly Evolution

149
EXPORT
37
(25 %)
3rd party Sales
8
(5 %)
YPF REFINING
104
(70%)
CRUDE OIL PRODUCTION
Millions bbl
106
REFINING
IMPORT
0.9
Products
0.7
EXPORT
29
(27%)
3rd party Sales
11
(10%)
YPF MARKETING
66
(63%)
66
YPF MARKETING
IMPORT
0

Total adjustment of peso denominated assets
2,615 million euro

Billion euro
60
30
0
3.57
2.12
1.11
0.96
0.96
37.1
December 2001 (Before adj.)
December 2001 (After adj.)
March 2002
June 2002
September 2002
Assets
Peso denominated assets

Million Euro	2002 OPERATING INCOME

	Without crisis	Reported	Crisis effects

E&P	1,540	1,196	-344

R&M	668	603	-65

CHEMICALS	93	93

G&P	724	579	-145

TOTAL	3,026	2,472	-554

OIL PRODUCT PRICES BEFORE TAX (pesos/m3)

ARGENTINA

LIFTING COSTS ( US$/boe)

TOTAL ARGENTINA

AVERAGE COST PER WELL

120%
100%
80%
60%
40%
20%
0%
- 30%
Sep 01 YTD
Sep 02 YTD

OPERATING CASH COSTS ($/Barrel)

January - September

Financial Profile

	3rd Quarter 2002	Jan - Sep 2002

NET DEBT AT THE BEGINING OF PERIOD	(8.960)	(16.555)

FREE CASH FLOW IN THE PERIOD	276	3.167

EXCHANGE RATE TRANSLATION EFFECT €/$	(119)	1.531

CHANGE CONSOLIDATION METHOD (GAS NATURAL, ENAGAS Y OTROS)	64	3.118

NET DEBT AT THE END OF PERIOD	(8.739)	(8.739)

Million euros	27

10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
8.960
330
53
64
119
107
8.739
30 Jun 2002
Free Cash Flow
Divestments
Consolidatior criteria
€ / $ Exch. rate
Dividends + others
30 Sep 2002

18000
16000
14000
12000
10000
8000
6000
4000
2000
0
16.555
951
2.751
3.118
1.531
535
8.739
December 31
2001
Free Cash Flow
Divestments
Consolidatior
criteria
€ / $
Exch. rate
Dividends
+ others
September 30
2002

	01/01/2002	01/04/2002	30/06/2002
	31/03/2002	30/06/2002	30/09/2002
	1€ = 0,872$	1€ = 0,997$	1€ = 0,984$

Net debt as of 31/12/2001	16.555	16.669	8.960

Net Cash-flow	(1.154)	(1.267)	(1.150)

Divestments	(368)	(2.330)	(53)

Capex	720	602	531

Dividends paid (incl. preferred)	304	82	89

Variation on commercial working capital	280	240	307

Change Consolidation criteria :

Gas Natural (Global Proportional)	—	(1.896)	—

Gas Natural (23%)	—	(822)	—

Enagas	—	(263)	—

Other	(37)	(36)	(64)

Effect exchange rate € / $	369	(2.019)	119

NET DEBT AT THE END OF PERIOD	16.669	8.960	8.739

Million euro	31

# Net Debt: 8.739 MM€

Short term: 14%
Medium and Long term: 86%
4.000
3.000
2.000
1.000
0
-1.000
Repsol YPF
Gas Natural
YPF Group
471
780
-58
11
71
33
386
78
1.734
69
60
1.997
657
345
2.105
Sep 2002 / Sep 2003
Oct / Dic 2003
2004
2005
2006+

| TOTAL NET DEBT | 1.193 | 115 | 2.198 | 2.126 | 3.107 |
|---|---|---|---|---|---|

Million euro	32

Note:	(1) 3,706 million euros limit with 30 financial institutions,
(2) EIB & ICO

Million euro	33

	Sep 2002/ Sep 2003	Oct / Dec 2003	2004	2005	2006>	TOTAL

REPSOL YPF	780	33	1.734	1.997	2.105	6.649

GAS NATURAL(24%)	(58)	11	78	60	345	436

YPF GROUP	471	71	386	69	657	1.654

YPF	290		334	25	399	1.048

Subsidiaries	181	71	52	44	258	606

	1.193	115	2.198	2.126	3.107	8.739

Million euros	34

	Sep 2002 /Sep 2003	Oct / Dec 2003	2004	2005	2006>	TOTAL DEUDA

YPF	404		334	25	478	1.241

SUBSIDIARIES:
Ownership > 50%
Global	32	1		1	2	36
Maxus		25	1			26
Ownership 50%
Pluspetrol	41	12	12	11	42	118
Mega	16	10	20	14	115	175
Profertil	30	14	19	18	90	171
Refinor	41					41
Other	21	9			9	39

TOTAL SUBSIDIARIES DEBT	181	71	52	44	258	606

TOTAL YPF GROUP	585	71	386	69	736	1.847

Million euros	35

4000
3000
2000
1000
0
-1000
-2000
-3000
3.140
1.853
2.600
749
224
2,750
2.269
2.733
31 December 2001
Capex
Bonds DUE June 2002
Other Maturities
76% Gas Natural No Consolidated
Divestments Gas Natural, Enagas, CLH
Net Cash Flow Dividends, other
30 September 2002

MM Euro

Cash and Cash equivalents as of 31/12/2001	3.140

Net Cash – Flow	3.571

CAPEX	(1.853)

Divestments 23% Gas Natural, Enagas, CLH and other	2.750

Deconsolidation 76% Gas natural’s cash and cash equivalents	(224)

Bonds due June 2002	(2.600)

Other debt maturities	(749)

Dividends	(475)

Variation on commercial working capital and other	(827)

Cash and Cash equivalents as of 30/09/2002	2.733

	31 Dec 2001	31 Mar 2002	30 June 2002		30 Sep 2002

NET DEBT	16.555	16.669	8.960		8.739

BOOK CAPITALIZATION	38.578	38.470	27.318		27.388

NET DEBT / BOOK CAPITALIZATION (%)	42,9	43,3	32,8		31,9

OPERATING CASH-FLOW	8.134	1.587	2.550	(*)	3.912	(*)

NET DEBT / OPERATING CASH-FLOW (X)(**)	2,04	2,63	1,76		1,68

NET CASH-FLOW	5.729	1.154	1.825	(*)	2.975	(*)

NET CASH-FLOW / NET DEBT (%)(**)	34,6	27,7	40,7		45,4

FINANCIAL EXPENSES	1.352	389	635		660

NET INTEREST IN FINANCIAL EXPENSES	1.117	219	378		517

OPERATING CASH FLOW / NET INTEREST (X)	7,3	7,3	8,3		8,7

(*)	Estimated 24% proportional integration of Gas Natural for the full year
(**)	On a yearly basis
Million euros	38

Net Interest	Operating Cash-Flow	Interest Cover

This document may contain market assumptions, different sourced information and forward-looking statements with respect to the financial condition, results of operations, business, strategy and the plans of Repsol YPF SA and its subsidiaries. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental, regulatory considerations and general economic and business conditions.

Repsol YPF does not assume any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the company and its affiliates with the CNMV, CNV and the US SEC.

FINANCIAL ANALYSIS

Financial Office
December 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2002

REPSOL YPF, S.A.

By:  /s/ Carmelo de las Morenas
Name:  Carmelo de las Morenas
Title:    Chief Financial Officer